SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2006, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble 1-4-1 Plan, Procter & Gamble Technical Centres Limited, Cobalt 12, Silver fox Way, Cobalt Business Park, Newcastle upon Tyne NE27 0QW.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202


REQUIRED INFORMATION

Item 1. Audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 2)

Item 2. Audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 3)

--------------------------------------------------------------------------------
       PROCTER & GAMBLE
       1-4-1 PLAN



       Statements of Net Assets Available for Benefits as of June 30, 2006 and 2005, Statements of
       Changes in Net Assets Available for Benefits for the Years Ended June 30, 2006, 2005 and 2004, and Report of Independent Registered Public
       Accounting Firm

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     June 30, 2006 and 2005                                                  2

   Statements of Changes in Net Assets Available for Benefits
     for the Years Ended June 30, 2006, 2005 and 2004                        3

   Notes to Financial Statements for the Years Ended
     June 30, 2006, 2005 and 2004                                            4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustees of the Procter & Gamble 1-4-1 Plan:

We have audited the accompanying statements of net assets available for benefits of the Procter & Gamble 1-4-1 Plan ("the Plan") as of June 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years ended June 30, 2006, 2005 and 2004. These financial statements are the responsibility of the Plan's trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the trustee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2006 and 2005 and the changes in net assets available for benefits for the years ended June 30, 2006, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.





/S/ DELOITTE & TOUCHE LLP
Newcastle upon Tyne, United Kingdom

20 September 2006

                                                                PROCTER & GAMBLE
                                                                      1-4-1 PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE, 30 2006 AND 2005
--------------------------------------------------------------------------------

                                                     2006            2005
                                               (British Pounds) (British Pounds)
ASSETS:
  Investment in The Procter & Gamble Company
    common stock, at fair value                   20,110,074       14,736,349
  Cash at bank and in hand                           670,751          681,728
  Due from The Procter & Gamble Company                  506            2,026
                                            ----------------------------------
           Total assets                           20,781,331       15,420,103
                                            ----------------------------------

LIABILITIES:
  Amounts due to others                              (18,370)          (4,736)
  Contributions received in advance                 (593,050)        (556,728)
                                            ----------------------------------
          Total liabilities                         (611,420)        (561,464)
                                            ----------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                 20,169,911       14,858,639
                                            ==================================

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2006, 2005 AND 2004

----------------------------------------------------------------------------------------------------------------------------


                                                                     2006                  2005                   2004
                                                               (British Pounds)      (British Pounds)       (British Pounds)
ADDITIONS (LOSSES):
  Investment income:
    Net appreciation (depreciation) in fair value of
    The Procter & Gamble Company common stock                        114,080              (317,179)               674,943
    The Procter & Gamble Company dividends received                  303,506               187,410                103,066
                                                         -------------------------------------------------------------------
     Total investment gain (loss)                                    417,586              (129,769)               778,009
                                                         -------------------------------------------------------------------
  Contributions:
    Contributions from participating Procter & Gamble              3,040,651             2,985,398              2,972,054
    companies
    Contributions from participants                                3,040,651             2,985,398              2,972,054
                                                         -------------------------------------------------------------------
     Total contributions                                           6,081,302             5,970,796              5,944,108
                                                         -------------------------------------------------------------------
  Income from The Procter & Gamble Company                            20,858                19,013                 19,343
                                                         -------------------------------------------------------------------
           Total additions                                         6,519,746             5,860,040              6,741,460
                                                         -------------------------------------------------------------------

DEDUCTIONS:
  Distributions and withdrawals to participants                   (1,187,616)             (686,232)              (843,364)
  Administrative expenses                                            (20,858)              (19,013)               (19,343)
                                                         -------------------------------------------------------------------
           Total deductions                                       (1,208,474)             (705,245)              (862,707)
                                                         -------------------------------------------------------------------

NET INCREASE                                                       5,311,272             5,154,795              5,878,753

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                               14,858,639             9,703,844              3,825,091
                                                         -------------------------------------------------------------------

  End of year                                                     20,169,911            14,858,639              9,703,844
                                                         ===================================================================

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2006, 2005 AND 2004
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The following brief description of the Procter & Gamble 1-4-1 Plan ("Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      GENERAL - The Plan is a share purchase plan established on October 1, 2002 by The Procter & Gamble Company ("Company"), replacing the Procter & Gamble Matched Savings Share Purchase Plan, which ceased to be tax efficient from this date, to provide a means for eligible UK employees to tax efficiently purchase shares in the Company. The Plan is administered by Capita IRG Trustees Limited who were appointed by the Trustees of the Plan and hold the Plan assets on behalf of the Trustees of the Plan.

      CONTRIBUTIONS- Employees can contribute up to 2.5% of their salary/wage, subject to a minimum monthly contribution of (pound)10. The participating Procter & Gamble companies (see note 7) match all contributions by employees in full.

      CONTRIBUTORY SHARES- Represent shares purchased using the employee's own contributions.

      MATCHING SHARES- Represent shares purchased using matched contributions.

      DIVIDEND SHARES- Represent shares purchased using dividend income related to the employee's shares.

      PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The distribution to which a participant is entitled is limited to the shares that can be provided from the participant's account.

      VESTING - Participants are vested immediately in all shares allocated to their account.

      PARTICIPANT LOANS - Under the terms of the Plan agreement, participants are not permitted to borrow funds from their account balance.

      DISTRIBUTIONS AND WITHDRAWALS - Participants may withdraw contributory shares from the Plan at any time; however, participants who withdraw contributory shares from the Plan within five years of acquisition will become liable for income tax and national insurance.


2.    SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in The Procter & Gamble Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investment in The Procter & Gamble Company common stock is stated at fair value, which is based on quoted market prices and is translated into sterling at the rate of exchange at June 30. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividends date.

      EXPENSES OF THE PLAN - Investment management expenses and all other fees and expenses are paid by the participating Procter & Gamble companies (see
      Note 7).

      DISTRIBUTIONS AND WITHDRAWALS (AMOUNTS DUE TO OTHERS) - Distributions and withdrawals to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $18,370 and $4,736 at June 30, 2006 and 2005, respectively.

3.    INVESTMENTS

      The Plan's investment in The Procter & Gamble Company common stock experienced net appreciation (depreciation) in value as follows for the years ended June 30, 2006, 2005, and 2004:

                                                         2006              2005              2004
                                                   (British Pounds)  (British Pounds)  (British Pounds)
       The Procter & Gamble Company
         common stock:
           Unrealized appreciation (depreciation)        114,080          (317,179)          674,943


4.    TAX STATUS

      The Inland Revenue (IR) has determined and informed the Company that it is an approved Employee Share Scheme under UK tax legislation. Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of June 30, 2006 and no provision for income taxes has been reflected in the accompanying financial statements.

5.    RELATED PARTY TRANSACTIONS

      At June 30, 2006 and 2005, 669,311 and 504,919 shares of The Procter & Gamble Company common stock were held by the Plan, respectively. The cost of this stock at June 30, 2006 and 2005, was (pound)19,638,707 and (pound)14,376,849, respectively.

      During the years ended June 30, 2006, 2005 and 2004, the plan recorded dividend income from The Procter & Gamble Company common stock of (pound)303,506, (pound)187,410, and (pound)103,066, respectively.
      Contributions from participating Procter & Gamble companies of (pound)3,040,651, (pound)2,985,398, and (pound)2,972,054 were recorded for the years ended June 30, 2006, 2005 and 2004, respectively. Also the plan received reimbursements for adminstrative expenses from the Company titled Income From The Procter & Gamble Company in the Statements of Changes in Net Assets Available For Benefits for the years ended June 30, 2006, 2005 and 2004 of (pound)20,858, (pound)19,013, and (pound)19,343, respectively.

6.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.

7.    PARTICIPATING PROCTER & GAMBLE COMPANIES

      The participating Procter & Gamble companies are as follows:

      Procter & Gamble Pharmaceuticals UK Limited
      Procter & Gamble Prestige UK Limited
      Procter & Gamble Product Supply (UK) Limited
      Procter & Gamble Technical Centres Limited
      Procter & Gamble (L&CP) Limited
      Procter & Gamble (Health & Beauty Care) Limited

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newcastle upon Tyne United Kingdom, on September 15, 2006.


PROCTER & GAMBLE 1-4-1 PLAN


By:  /S/ MS. SUSAN CARVER
     --------------------
     Ms. Susan Carver
     Director,
     Procter & Gamble 1-4-1 Plan





                                  EXHIBIT INDEX

Exhibit No.                                                             Page No.

   23                         Consent of Deloitte & Touche LLP